UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FC Global Realty Incorporated
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

719358301
(CUSIP Number)

Opportunity Fund I-SS, LLC
c/o Venture Back Office
790 SE Cary Pkwy, Suite 204, Cary, NC 27511
Attn: OP Fund I Manager, LLC
916-799-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719358301	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Opportunity Fund I-SS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO-Other (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,871,833
	8.	SHARED VOTING POWER 0 (see item 5)
	9.	SOLE DISPOSITIVE POWER 1,871,833
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,871,833
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.71%
14.	TYPE OF REPORTING PERSON (see instructions) OO – Other/limited liability company

CUSIP No. 719358301	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of FC Global Realty Incorporated, a corporation formed under the laws of Nevada (the “Issuer”).  The principal executive offices of the Issuer are located at 2300 Computer Drive, Bldg. G, Willow Grove, PA 19090.

Item 2.  Identity and Background.

Name of Reporting Person:  Opportunity Fund I-SS, LLC, a Delaware limited liability company

Principal & Business address:

Opportunity Fund I-SS LLC
c/o Venture Back Office
790 SE Cary Pkwy, Suite 201, Cary, NC  27511
Attn: OP Fund I Manager, LLC

During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

 On December 11, 2017, the Reporting Person entered into a Stock Pledge Agreement with First Capital Real Estate Operating Partnership, LP ("FCOP").  Pursuant to that Stock Pledge Agreement, FCOP pledged 251,215 shares of Common Stock and 35,335 shares of Series A Preferred Stock as security for a loan made by the Reporting Person to First Capital Master Advisor, LLC ("Master Advisor") in the original principal amount of $1,000,000.

On December 11, 2017, the Reporting Person entered into a separate Stock Pledge Agreement with FCOP.  Pursuant to that Stock Pledge Agreement, FCOP pledged 628,019 shares of Common Stock and 88,333 shares of Series A Preferred Stock as security for a loan made by the Reporting Person to First Capital Real Estate Trust Incorporated ("FCRETI") in the original principal amount of $2,500,000. Master Advisor and FCRETI are affiliates of FCOP.

Both Stock Pledge Agreements provide the Reporting Person with an option to purchase the pledged shares in exchange for making an assignment of the respective loans to FCRETI. The option period under both Stock Pledge Agreements commences 60 days after the date of the loan and extends through the life of the loan.

Pursuant to a Securities Purchase Agreement, dated December 22, 2017, between the Reporting Person and the Issuer (the “Purchase Agreement”), the Reporting Person paid $1,500,000 to the Issuer in exchange for 1,500,000 shares of Series B Preferred Stock. Pursuant to the Purchase Agreement, the Reporting Person may, but is not obligated to invest up to $15,000,000 in the Issuer in a series of subsequent closings, in exchange for shares of Series B Preferred Stock at a purchase price of $1.00 per share.

Item 4.  Purpose of Transaction.

 The Stock Pledge Agreements, and the options contained therein, were entered into for the purpose of securing two loans made by the Reporting Person to Master Advisor and FCRETI, which are affiliates of FCOP.

The purpose of entering into the Purchase Agreement is for the Reporting Person to acquire a substantial voting and equity interest in the Issuer. Under the Purchase Agreement, the Reporting Person may, but is not obligated to, make additional investments in one or more subsequent closings until an aggregate amount of $15,000,000 has been invested or the Purchase Agreement has been terminated in accordance with its terms. The proceeds from the Initial Closing (as defined below) under the Purchase Agreement, will be used for the Issuer’s working capital and general corporate purposes. Proceeds from any subsequent closings shall be used to invest in Income Generating Properties (as defined in the Purchase Agreement) that have been approved by the Issuer’s Board of Directors or as otherwise agreed to between the Issuer and the Reporting in writing prior to such subsequent closings.

As a condition to the Initial Closing, the Reporting Person entered into a registration rights agreement with the Issuer, pursuant to which the Issuer agreed to register all shares of Common Stock that may be issued upon conversion of the Series B Preferred Stock.  Under the terms of the Purchase Agreement, the Issuer agreed to nominate two (2) directors to the Issuers Board of Directors upon request of the Reporting Person.

Item 5.  Interest in Securities of the Issuer.

 (a) Pursuant to the Stock Pledge Agreements, the Reporting Person has options to acquire up to 879,234 shares of Common Stock and 123,668 shares of Series A Preferred Stock of Issuer.  Each share of Series A Preferred Stock is convertible, subject to limitations and stockholder approval, into 25 shares of Common Stock.  In total, the Stock Pledge Agreements give the Reporting Person the right to acquire a total of 3,091,700 shares of Common Stock in the event that all shares of Series A Preferred Stock are converted.

Following the Initial Closing (as defined below), the Reporting Person holds 100% of the Series B Preferred Stock of the Issuer.  Pursuant to the Purchase Agreement, the Reporting Person may, but is not obligated to invest up to $15,000,000 in the Issuer in a series of closings, in exchange for shares of Series B Preferred Stock at a purchase price of $1.00 per share.  The first closing under the Purchase Agreement occurred on December 22, 2017 (“the Initial Closing”). At the Initial Closing, the Reporting Person provided $1,500,000 to the Issuer in exchange for 1,500,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at the option of the holder, subject to limitations and stockholder approval, into that number shares of Common Stock determined by a formula (computed on the date of conversion) as set forth in a certificate of designation filed by the Issuer with the Nevada Secretary of State on December 22, 2017.  As of the Initial Closing, the 1,500,000 shares of Series B Preferred Stock held by the Reporting Person are convertible into 1,871,833 shares of Common Stock.

Upon satisfaction of the limitations and receipt of all required approvals, the 1,500,000 shares of Series B Preferred Stock held by the Reporting Person would, as of the date of this filing, be converted into approximately 1,871,833 Common Stock of the Issuer, and the Reporting Person would hold approximately 14.71% of the shares of Common Stock of the Issuer.

If all of the shares of Series B Preferred Stock issuable by the Issuer pursuant to the Purchase Agreement are issued, and the option rights granted to the Reporting Person in the Stock Pledge Agreements described above are exercised in full, the shares issued will represent approximately 45.91% of the issued and outstanding shares of the Issuer.

As of the filing date of this Schedule 13D, the Reporting Person does not directly beneficially own any shares of Common Stock of the Issuer.

(b) The Reporting Person has sole voting and disposition power with respect to the 1,500,000 shares of Series B Preferred Stock held.  All of the shares pledged under the Stock Pledge Agreements are owned by FCOP. The Reporting Person shall have no right to vote any of the pledged shares (and FCOP shall retain such right to vote the pledged shares) unless: (1) the applicable option is exercised with respect to such shares; or (2) Master Advisor or FCRETI, as applicable, is in breach of its obligations under the respective Stock Pledge Agreement or the respective loan agreements which related to the Stock Pledge Agreements.  Upon the occurrence of (1) or (2) above, the Reporting Person shall have the sole right to vote such pledged shares.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Reporting Person shall have no right to receive distributions from any of the pledged shares (and FCOP shall retain such right to receive distributions from the pledged shares) unless: (1) the applicable option is exercised with respect to such shares; or (2) Master Advisor or FCRETI, as applicable, is in breach of its obligations under the respective loan or Stock Pledge Agreement.  Upon the occurrence of (1) or (2) above, Reporting Person shall have the sole right to receive distributions from such pledged shares.  Notwithstanding the above, certain distributions more particularly described in the Stock Pledge Agreements shall be held in trust by FCOP as further collateral for the loaned funds.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and any of the Reporting Person.

Registration Rights Agreement

As a condition to the Initial Closing, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Person, pursuant to which the Issuer agreed to register all shares of Common Stock that may be issued upon conversion of the Series B Preferred Stock, under the Securities Act of 1933, as amended (the “Securities Act”).. The Issuer agreed to file a registration statement covering the resale of such securities within 30 days of the Initial Closing and cause such registration statement to be declared effective under the Securities Act as soon as possible but, in any event, no later than 120 days following the filing date if such registration statement is filed on Form S-3 or 150 days if such registration statement is filed on Form S-1. If such registration statement is not filed or declared effective by the SEC on or prior to such dates, or if after such registration statement is declared effective, without regard for the reason thereunder or efforts therefor, such registration statement ceases for any reason to be effective for more than an aggregate of 30 trading days during any 12-month period, which need not be consecutive, then in addition to any other rights the holders of Series B Preferred Stock may have under the Registration Rights Agreement or under applicable law, the Issuer shall pay to each holder an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the product obtained by multiplying (x) the Series B Original Issue Price by (y) the number of shares of Series B Preferred Stock held by the holder (such product referred to herein as the Investment Amount); provided that, in no event will the Issuer be liable for liquidated damages in excess of 1.0% of the Investment Amount in any single month and that the maximum aggregate liquidated damages payable to the holders under the Registration Rights Agreement shall be ten percent (10%) of the Investment Amount.

Letter Agreement

On December 22, 2017, the Reporting Person enter into a letter agreement (the “Letter Agreement”) with the Issuer, Suneet Singal, FCRETI, FCOP, and First Capital Real Estate Investments LLC, pursuant to which Mr. Singal and such entities agreed that they would not without the prior written consent of the Reporting Person, transfer, assign, sell, lend, pledge, encumber, hypothecate, exchange or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution), or offer or solicit to do any of the foregoing, of any or all of the equity securities and/or any debt or similar securities that are convertible into equity securities of the Company held them, including any additional equity securities and/or any debt or similar securities which they may subsequently acquire or any right or interest therein, or consent to any of the foregoing, until 180 days following the dissolution of the Reporting Person, but no later than December 31, 2018. Notwithstanding the foregoing, such restrictions do not apply to: (i) any transfer to an affiliate if such transfer is not for value; (ii) a transfer by FCOP to FCRETI and by FCRETI to its shareholders (it being understood that the transfer restrictions provided for in the Letter Agreement shall no longer apply to the securities once held by the shareholders of the FCRETI); (iii) for a period of six (6) months commencing on the date of Reporting Person’s dissolution, transfers during any 90-day period that do not exceed 1% of the outstanding shares of Common Stock during such period; and (iv) any pledge of an interest in the securities that is in favor of the Reporting Person or any affiliate of the Reporting Person or any transfer to the Reporting Person, its affiliate or the Reporting Person or its affiliate’s designee resulting from the foreclosure by the Reporting Person or its affiliate on the securities covered by such pledge.

Voting Agreement

On December 22, 2017, the Reporting Person entered into a shareholder voting support and confidentiality agreement (“Voting Agreement”) with FCOP and certain other significant stockholders of the Issuer, pursuant to which the such stockholders agreed to vote their shares in favor of the transactions contemplated by the Purchase Agreement, including the issuance to the Reporting Person or its designees of Common Stock upon conversion of its Series B Preferred Stock equal to 20% or more of the Common Stock or 20% or more of the voting power outstanding before the issuance (the “20% Proposal”), and also agreed to certain transfer restrictions on the securities of the Issuer owned by them. Under the Voting Agreement, such stockholders may not transfer or otherwise dispose of any equity securities of the Issuer until the earlier of: (i) the date of termination of the Purchase Agreement in accordance with its terms; (ii) the later of (a) the date that the registration statement becomes effective or (b) the first business day following approval of the 20% Proposal by the Issuer’s stockholders, (iii) the mutual written consent of the parties to the Voting Agreement, or (iv) December 31, 2018. Such transfer restrictions do not apply to the exercise of any option, warrant or other securities convertible or exchangeable for securities of the Issuer, or following stockholder approval of the 20% Proposal, to the following transfers: (i) if the stockholder is a corporation, partnership, limited liability company or other entity, any transfer to an affiliate if such transfer is not for value; or (ii) if the stockholder is an individual, transfers, (a) for nominal consideration or as a gift to any member of such stockholder’s immediate family (defined as the spouse, parents, lineal descendants, the spouse of any lineal descendant, and brothers and sisters) or a trust for the benefit of such stockholder or any member of such stockholder’s immediate family, (b) in connection with estate or tax planning, (c) to non-profit organizations qualified as charitable organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or (d) upon the death of such stockholder pursuant to a will or other instrument taking effect upon the death of such stockholder, or pursuant to the applicable laws of descent and distribution to such stockholder’s estate, heirs or distributes. The restrictions also do not apply to any transfer by FCOP or FCRETI, in each case, to any holder of a security issued by it. The Voting Agreement also includes a power of attorney pursuant to which each stockholder designated and appointed the Issuer and its duly authorized officers and agents as its agents and attorney in fact to act on the stockholder’s behalf to execute any proxy relating to any meeting of our stockholders for the purposes set forth in the Voting Agreement.

Item 7.  Material to Be Filed as Exhibits.

99.1          Securities Purchase Agreement, dated December 22, 2017, between the Issuer and the Reporting Person. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 29, 2017).

99.2          Registration Rights Agreement, dated December 22, 2017, between the Issuer and the Reporting Person. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 29, 2017).

99.3          Letter Agreement, dated December 22, 2017, among the Issuer, the Reporting Person, Suneet Singal, First Capital Real Estate Trust Incorporated, First Capital Real Estate Operating Partnership, L.P. and First Capital Real Estate Investments LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 29, 2017).

99.4          Stock Pledge Agreement, dated December 11, 2017, among the Reporting Person, First Capital Real Estate Trust Incorporated, and First Capital Real Estate Operating Partnership, L.P.

99.5          Stock Pledge Agreement, dated December 11, 2017, among the Reporting Person, First Capital Master Advisor, LLC, and First Capital Real Estate Operating Partnership, L.P.

CUSIP No. 719358301	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPPORTUNITY FUND I-SS, LLC

By:	OP FUND I MANAGER, LLC
Sole Manager

By:	/s/Kristen E. Pigman
Kristen E. Pigman, its Sole Director